Exhibit 99.1

AGREEMENT AND PLAN OF MERGER

between

NEWRACE LIMITED

and

CHINA ZENIX AUTO INTERNATIONAL LIMITED

Dated as of October 19, 2021

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 19, 2021 (this “Agreement”), between Newrace Limited, a company limited by shares incorporated under the Laws of the British Virgin Islands (“Parent”) and China Zenix Auto International Limited, a company limited by shares incorporated under the Law of the British Virgin Islands (the “Company”).

RECITALS

WHEREAS, Parent and the Company intend to effect the acquisition of the Company by Parent through the merger of a British Virgin Islands company limited by shares and a wholly owned Subsidiary of Parent to be formed promptly after the date hereof in accordance with Section 6.13 (“Merger Sub”) with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger, (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”) upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions by the holders of Shares at the Shareholders’ Meeting;

WHEREAS, the board of directors of Parent has, and as of the date of the Merger Sub Joinder, the board of directors of Merger Sub will have (i) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions upon the terms and subject to the conditions set forth herein, and as of the date of the Merger Sub Joinder, Parent, as the sole shareholder of Merger Sub, will approve the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent and the Company hereby agree as follows:

ARTICLE I THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the BVI Business Companies Act 2004, as amended (the “BVI Companies Act”), at the Effective Time, Merger Sub shall merge with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Company”) under the Laws of the British Virgin Islands and become a wholly-owned Subsidiary of Parent.

Section 1.02 Closing; Closing Date. Unless otherwise agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) electronically or at the offices of Gibson, Dunn & Crutcher LLP as soon as practicable, but in any event no later than the third (3rd) Business Day, following the day on which the last condition set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived in accordance with this Agreement (such date on which the Closing occurs is referred to as the “Closing Date”).

Section 1.03 Effective Time. Upon the terms and subject to the provisions of this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall (i) duly execute and file a plan of merger with respect to the Merger (together with the Articles of Merger, the “Plan of Merger”) substantially in the form set out in Annex A attached hereto, and (ii) duly execute the articles of merger substantially in the form attached hereto as Annex B (the “Articles of Merger”), and file the Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the BVI Companies Act (the time of registration of the Plan of Merger by the Registrar of Companies, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 1.04 Effects of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the BVI Companies Act. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, business, undertaking, goodwill, benefits, immunities, rights, privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities, powers and franchises of the Company and Merger Sub shall be succeeded and assumed by the Surviving Company in accordance with the provisions of the BVI Companies Act.

Section 1.05 Memorandum and Articles of Association of Surviving Company. At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, would become the memorandum and articles of association of the Surviving Company, provided that at the Effective Time, (a) all references therein to the name of Merger Sub shall be amended to “China Zenix Auto International Limited”, (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 6.05(a).

Section 1.06 Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Company and (b) the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time and in the case of the directors of the Surviving Company, as set out in the Plan of Merger, until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II CANCELLATION AND CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01 Cancellation and Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each ordinary share, par value US$0.0001 per share, of the Company (each, a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist, in exchange for the right to receive US$0.27 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.03;

(b) each American Depositary Share, representing four (4) Shares (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing or that are Excluded Shares), and each Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$1.08 in cash per ADS without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c) each of the Excluded Shares and ADSs representing or that are Excluded Shares, in each case, issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d) each of the Dissenting Shares shall be cancelled and cease to exist in accordance with Section 2.02 and thereafter represent only the right to receive the applicable payments referred to in Section 2.02; and

(e) All ordinary shares of Merger Sub that will have been issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for one (1) ordinary share of the Surviving Company. Such one (1) ordinary share shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.02 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary and to the extent available under applicable Laws, all Shares (other than Excluded Shares) that are issued and outstanding immediately prior to the Effective Time and are held by a holder of Shares (each, a “Dissenting Shareholder”) who have validly exercised and not withdrawn or lost their rights to dissent from the Merger (“Dissenter Rights”) pursuant to Section 179 of the BVI Companies Act (collectively, the “Dissenting Shares”) shall be cancelled and cease to exist at the Effective Time, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 2.02), and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 179 of the BVI Companies Act.

(b) If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the BVI Companies Act) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration (without interest), pursuant to this Section 2.02. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who shall not have validly exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 179 of the BVI Companies Act.

(c) The Company shall, to the extent reasonably practicable, give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, written withdrawals of such Dissenter Rights, and any other written instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ exercise of Dissenter Rights and (ii) the opportunity to participate in negotiations and proceedings with respect to the exercise of Dissenter Rights under the BVI Companies Act. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, agree to make any payment with respect to any exercise of Dissenter Rights, voluntarily offer to settle or settle any such Dissenter Rights or approve any withdrawal of any such Dissenter Rights prior to the vote on the Merger at the Shareholders’ Meeting.

Section 2.03 Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.02(b) (in the case of Section 2.02(b), when required thereby) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company prior to the Effective Time. At or prior to the Effective Time or, in the case of payments pursuant to Section 2.02(b), when required thereby, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than Excluded Shares and ADSs representing or that are Excluded Shares), cash in immediately available funds and in an amount sufficient to pay the full amount of the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). Parent shall be responsible for and pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of the Shares (other than Excluded Shares and Dissenting Shares) and ADS (other than ADSs representing or that are Excluded Shares) for the Merger Consideration as contemplated in this Agreement.

(b) Exchange Procedures. As promptly as practicable after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal in customary form (which shall specify the manner that delivery of the Exchange Fund to registered holders of such Shares shall be effected); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.03(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 2.02(b) (and in any event within five (5) Business Days thereafter), Parent shall cause the Paying Agent to mail to the applicable shareholders the documents described in the immediately preceding sentence. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.03(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing or that are Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing or that are Excluded Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary, share/stock transfer or other Taxes and other government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of their ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than Excluded Shares and Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) and Section 2.02(b).

(d) Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until they notify the Surviving Company, the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Shareholders who are untraceable but subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods shall contact the Surviving Company.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares or ADSs occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for twelve (12) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Company for the cash to which they are entitled pursuant to this Article II without any interest thereon.

(g) No Liability. None of the Paying Agent, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(h) Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent, Merger Sub and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares and ADSs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be, to the applicable Tax authority, and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares and ADSs in respect of which such deduction and withholding were made by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be.

Section 2.04 No Transfers. From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares and Dissenting Shares, and for no consideration in the case of Excluded Shares, and only in accordance with Section 2.02 in the case of the Dissenting Shares.

Section 2.05 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated May 11, 2011 as amended from to time, between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in all Company SEC Reports filed or furnished prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Reports filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, predictive, forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein), or (b) for any information that would cause one or more of the representations and warranties contained in this Article III to be untrue or incorrect, of which Parent, Merger Sub, or any of their respective Affiliates or Representatives has knowledge, or should have knowledge after due inquiry, prior to the date of this Agreement, the Company hereby represents and warrants to Parent that:

Section 3.01 Organization, Good Standing and Qualification.

(a) The Company is a company limited by shares, duly organized, validly existing and in good standing under the Laws of the British Virgin Islands. Each of the Company’s Subsidiaries is a legal entity duly incorporated or organized, as applicable, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its incorporation or organization, and each Group Company has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure of any Group Company to (i) be so organized, existing or in good standing or (ii) have such power or authority has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to do business in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.02 Memorandum and Articles of Association. The memorandum and articles of association or equivalent organizational documents of the Company and Active Subsidiaries are in full force and effect as of the date hereof. Neither the Company nor any Active Subsidiary is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect, except for any such violation that would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.03 Capitalization.

(a) The authorized share capital of the Company is US$50,000 divided into 500,000,000 Shares of a par value of US$0.0001 per share. As of the date of this Agreement, 206,500,000 Shares are issued and outstanding, all of which have been duly authorized, validly issued, fully paid and non-assessable.

(b) Except for (i) rights under the ADSs and the Deposit Agreement, (ii) the Transactions and (iii) any issuance, sales, transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company relating to the issued or unissued share capital of the Company or obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Securities of the Company.

(c) The outstanding share capital or registered capital, as the case may be, of each of the Company’s Active Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Active Subsidiaries is owned by such Group Company, free and clear of all Liens (other than Permitted Encumbrances (as defined below)).

Section 3.04 Authority Relative to This Agreement; Fairness.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly and validly authorized by the Company Board and other than such filings and recordation as required by the BVI Companies Act, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger and the consummation by it of the Transactions, in each case, subject to the authorization and approval by way of the Requisite Company Vote in accordance with BVI Companies Act. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) bankruptcy, insolvency, fraudulent transfer, conveyance, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, now or hereafter in effect, and (ii) general principles of equity (regardless of whether enforceability is considered a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b) As of the date hereof, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, and the Plan of Merger; (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions; and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, to the holders of Shares (the “Company Recommendation”).

(c) The Special Committee has received the opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC (the “Financial Advisor”), to the effect that, as of the date of this Agreement, and subject to the limitations, qualifications and assumptions and other matters considered by the Financial Advisor in connection with the preparation of such opinion, the Per Share Merger Consideration to be received by the Unaffiliated Holders of Shares (other than holders of Dissenting Shares) is fair, from a financial point of view, to such holders and the Per ADS Merger Consideration to be received by the Unaffiliated Holders of ADSs is fair, from a financial point of view, to such holders. For purposes of such opinion, the terms “Unaffiliated Holders of Shares” and “Unaffiliated Holders of ADSs” mean the holders of Shares and ADSs, respectively, other than Parent, Merger Sub, and their respective Affiliates.

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, injunction, judgment, or decree (the “Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any Group Company pursuant to, any Material Contract to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any government, administrative agency, regulatory authority, commission, court, or arbitrator, in each case, whether foreign or domestic and whether national, supranational, federal, provincial or state (each, a “Governmental Authority”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies as required by the BVI Companies Act, and (iii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 Permits; Compliance with Laws.

(a) Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as substantially in the manner described in the Company SEC Reports, except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Material Company Permits”). As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened, (ii) all Material Company Permits are valid and in full force and effect, and (ii) each Group Company is in compliance, in all material respects, with the terms of the Material Company Permits.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Group Company is in breach or violation of any Law applicable to it (including any Laws applicable to its business) or by which any of its properties or assets are bound. Since January 1, 2021, no Group Company has received any written notice or communication from any Governmental Authority of any material non-compliance with any applicable Laws or listing rules or regulations that has not been cured except for such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.07 SEC Filings; Financial Statements.

(a) The Company has filed or furnished, as the case may be, all material forms, reports and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2021 pursuant to the Securities Act and the Exchange Act (such forms, reports and other documents filed since January 1, 2021, including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of their filing dates or effective dates (as applicable).

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared, in all material respects, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c) The Company has established and maintains disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act reasonably designed to ensure that all material information concerning the Company and any of its Subsidiaries required to be disclosed by the Company in the reports it files under the Exchange Act is reported, within the time periods specified in the SEC’s rules and related forms.

Section 3.08 Proxy Statement. The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein) shall not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub, or any of their respective Affiliates or Representatives (as the case may be) for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09 Absence of Certain Changes or Events. Since June 30, 2021, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice (excluding any actions taken or not taken due to COVID-19 or as contemplated in this Agreement), and (ii) there has not been any Company Material Adverse Effect.

Section 3.10 Absence of Litigation. As of the date hereof, there is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (i) has or would reasonably be expected to have a Company Material Adverse Effect, or (ii) has enjoined, restrained or prevented the consummation of the Merger.

Section 3.11 Employee Benefit Plans. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each material Company Employee Plan has, in all material respects, been established, operated and maintained in compliance with its terms and with applicable Law (including any special provisions relating to qualified plans where such Company Employee Plan was intended so to qualify), including, without limitation, the Code.

Section 3.12 Labor and Employment Matters.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement. Except for matters that have not had and would not have a Company Material Adverse Effect, as of the date hereof, (i) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or, to the knowledge of the Company, been threatened or is anticipated with respect to any employee of the Company or any of its Subsidiaries, and (ii) there are no labor disputes (other than routine individual grievance) currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of the Company, threatened or anticipated with respect to any employee of the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, social security, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration and collective bargaining, except where non-compliance has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.13 Real Property; Title to Assets.

(a) In respect of each material parcel of real property owned by the Company or its Subsidiary as of the date of this Agreement (“Owned Real Property”), except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries holds good and valid title to each parcel of the Owned Real Property, free and clear of all Liens and encumbrances, except Permitted Encumbrances.

(b) In respect of each material parcel of real property leased by the Company or its Subsidiary as of the date of this Agreement (“Leased Real Property”), except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a valid leasehold interest in all of its Leased Real Property, free and clear of any and all Liens and encumbrances, except Permitted Encumbrances.

(c) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all Liens and encumbrances, except Permitted Encumbrances. Such personal property, Owned Real Property and Leased Real Property (taken as a whole) are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not have a Company Material Adverse Effect.

Section 3.14 Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries have rights to use all Intellectual Property necessary to conduct the business of the Company or its Subsidiaries as it is currently conducted, free and clear of all Liens (other than Permitted Encumbrances).

(b) Since January 1, 2021, neither the Company nor any of its Subsidiaries has received written notice of any Action, and, to the knowledge of the Company, no Action is threatened, that the Company or any of its Subsidiaries, or the business or activities conducted by them (including the commercialization and exploitation of its products and services), is infringing or misappropriating any Intellectual Property right of any person.

Section 3.15 Taxes.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Group Company has duly filed (taking into account any extension of time within which to file, if any) all Tax returns and reports required to be filed by it and has paid and discharged all Taxes due and payable, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. As of the date hereof, no Governmental Authority is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any Taxes which would reasonably to be expected to have a Company Material Adverse Effect.

(b) Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission.

(c) The representations set forth in this Section 3.15 are the sole and exclusive representations made by the Company in this Agreement with respect to Taxes and any claim for breach of representation with respect to Taxes will be based on the representations made in this Section 3.15 and will not be based on the representations set forth in any other provision of this Agreement.

Section 3.16 Material Contracts.

(a) For purpose of this Agreement, “Material Contracts” means (i) this Agreement and (ii) Contracts or forms or summaries thereof filed as exhibits to the Company SEC Filings prior to the date hereof.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries subject to the Bankruptcy and Equity Exceptions, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge and as of the date hereof, any other party thereto, is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any Third Party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract, and (iii) within the last 12 months, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 3.17 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost and (c) neither the Company nor any of its Subsidiaries has received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies.

Section 3.18 Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement or “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 3.19 Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.20 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub (when it executes the Merger Sub Joinder) acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or its business, or with respect to any other information provided to Parent, Merger Sub or any of respective their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other person will have or be subject to any liability to Parent, Merger Sub or any other person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01 Corporate Organization.

(a) Parent is a company limited by shares, duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted or proposed by it to be conducted. Once formed, Merger Sub will be a company limited by shares, duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and will have the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it will be conducted or proposed to be conducted. Prior to the date of this Agreement in the case of Parent and prior to the execution and delivery of the Merger Sub Joinder by Merger Sub in the case of Merger Sub, Parent has heretofore made available to the Company (i) complete and correct copies of the memorandum and articles of association, or similar governing documents of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect on the date of this Agreement or the execution of the Merger Sub Joinder by Merger Sub, as applicable, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub.

(b) Merger Sub will be formed solely for the purpose of engaging in the Transactions and from the date of its incorporation through the Effective Time, Merger Sub will not conduct any business or conduct any operations other than the execution of the Merger Sub Joinder, the performance of its obligations hereunder and matters ancillary thereto, and it will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to the Transaction Documents and the Transactions. Other than the Company, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest.

Section 4.02 Authority Relative to This Agreement. Parent has and, immediately prior to executing and delivering the Merger Sub Joinder, Merger Sub will have, all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and the Merger Sub Joinder by Merger Sub, and the consummation by Parent and Merger Sub of the Transactions have been, or will be in the case of Merger Sub, duly and validly authorized and approved by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize or approve this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and, following the execution and delivery of the Merger Sub Joinder, Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and, following execution and delivery of Merger Sub Joinder, Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the Transactions.

Section 4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by Parent and the Merger Sub Joinder by Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and the Merger Sub Joinder by Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub (following its formation) pursuant to, any Contract or obligation to which Parent or Merger Sub (following its formation) is a party or by which Parent or Merger Sub (following its formation) or any property or asset of either of them is bound or affected, except, with respect to clause (iii), for any such breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their respective obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub Joinder by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, and (ii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the British Virgin Islands and the publication of notification of the Merger as required by the BVI Companies Act.

Section 4.04 Capitalization.

(a) The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value of US$1.00 per share. As of the date of this Agreement, all 50,000 ordinary share of Parent are issued and outstanding, which are duly authorized, validly issued, fully paid and non-assessable and are solely owned by the Founder, free and clear of all Liens. There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or obligating Parent to issue or sell any share capital of, or other equity interests in Parent.

(b) Once formed, all of the issued and outstanding share capital of Merger Sub will be, and at the Effective Time will be, wholly owned by Parent, free and clear of all Liens. Following its formation, there will be no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Merger Sub or obligating Merger Sub to issue or sell any share capital of, or other equity interests in Merger Sub.

Section 4.05 Available Funds.

(a) As of the date of this Agreement and as of immediately prior to the Effective Time, Parent and Merger Sub (following its formation) have and will have available to them, all funds necessary for Parent, Merger Sub and the Surviving Company to pay (1) the Merger Consideration, and (2) all other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. There are no side letters or other agreements, contracts or arrangements (whether written or oral) to which Parent, Merger Sub (following its formation) or any of their Affiliates is a party related to the funding or investing of the full amount of funds referenced in the proceeding sentence.

(b) Parent and Merger Sub (when it executes the Merger Sub Joinder) hereby acknowledge and agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain any financing and reaffirm their obligation to consummate the Transactions hereby, irrespective and independent of the availability of any financing.

Section 4.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub (following its formation). The Company has no liability whatsoever for any such fee or commission prior to the Effective Time.

Section 4.07 Absence of Litigation. (a) There is no Action pending or, to the knowledge of Parent and Merger Sub (following its formation), threatened against Parent, Merger Sub (following its formation) or any of their Affiliates before any Governmental Authority and (b) neither Parent, Merger Sub (following its formation) nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent and Merger Sub (following its formation), continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.08 Ownership of Company Shares. As of the date hereof, (a) Parent is the record and beneficial owner of 143,587,200 Shares, and (b) other than 143,587,200 Shares held by Parent, none of Parent, the Founder, or any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.09 Proxy Statement. The information supplied by Parent and Merger Sub (following its formation) for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.10 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the Transactions, including the payment of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions, including the payment of all related fees and expenses, each of the Parent, the Surviving Company and its Subsidiaries will be solvent at and immediately after the Effective Time.

Section 4.11 Independent Investigation. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of each Group Company, which investigation, review and analysis were performed by Parent and its respective Affiliates and Representatives. Each of Parent and Merger Sub (when it executes the Merger Sub Joinder) acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub (when it executes the Merger Sub Joinder) acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company expressly set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.12 Parent Group Contracts. Other than this Agreement, there are no side letters or other oral or written Contracts relating to the Transactions between or among two or more of the following persons: each of Parent, Merger Sub, the Founder, and any of their Affiliates (excluding any Group Company). Other than this Agreement, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub, the Founder, and any of their Affiliates (excluding any Group Company), on the one hand, and any of the Group Company’s directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Competing Proposal or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions.

Section 4.13 Non-Reliance on Company Estimates. In connection with the due diligence investigation of the Company by Parent and its respective Affiliates and Representatives, Parent and its respective Affiliates and Representatives have received and may continue to receive from the Company, its Subsidiaries and/or their respective Affiliates and Representatives certain estimates, projections and other forecasts, as well as certain business plan and budget, regarding the Company, its Subsidiaries and their business and operations. Each of Parent and Merger Sub (when it executes the Merger Sub Joinder) hereby acknowledges and agrees that these estimates, projections, forecasts and information and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub (when it executes the Merger Sub Joinder) acknowledges and agrees (a) that there are uncertainties inherent in attempting to make such estimates, projections and forecasts, as well as in such business plans and budgets, (b) that it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and forecasts, as well as such business plans and budgets, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or business plans and budgets), and (c) that neither Parent nor Merger Sub (when it executes the Merger Sub Joinder) is relying on any estimates, projections, forecasts or business plans and budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith; provided that nothing contained in this Section 4.13 shall be deemed to limit in any way the representations and warranties of the Company set forth in this Agreement.

Section 4.14 No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of each of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated or permitted by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned, and for the avoidance of doubt, such consent of Parent shall be deemed given if approved by the Founder or any of his Affiliates), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business in a manner consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve the assets and the business organization of the Group Companies in all material respects, to keep available the services of the current key officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Companies have material business relations as of the date hereof. For the avoidance of doubt, pandemic or epidemic-related measures taken by the Group Companies, including responding to COVID-19, shall not constitute a breach of this Section 5.01.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated or permitted by this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned, and for the avoidance of doubt, such consent of Parent shall be deemed given if approved by the Founder or any of his Affiliates):

(a) amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, any shares of any class of any Group Company, other than in connection with any transaction between or among the Company and its direct or indirect wholly owned Subsidiaries, or pursuant to existing Contracts;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital;

(e) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, or similar transaction involving any Group Company, other than the Transactions or as contemplated by this Agreement;

(f) acquire any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$20,000,000 in any transaction or related series of transactions;

(g) incur or guarantee any indebtedness for borrowed money of any Third Party except for the incurrence or guarantee of Indebtedness (i) under any Group Company’s existing credit facilities or other Contracts as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same or similar terms), (ii) in the ordinary course of business, or (iii) not in an aggregate amount in excess of US$20,000,000;

(h) other than expenditures necessary to maintain assets in good repair consistent with the past practice or pursuant to the Company’s operating plan in effect as of the date hereof, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$10,000,000 or capital expenditures which are, in the aggregate, in excess of US$20,000,000 for the Group Companies taken as a whole;

(i) make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto;

(j) enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$20,000,000 or more which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(k) settle any Action other than any settlement involving the payment of monetary damages not in excess of US$20,000,000, except pursuant to applicable Law;

(l) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(m) make or change any material Tax election, amend any material Tax return (except as required by applicable Law), enter into any closing agreement with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(n) enter into any binding agreement or otherwise make a binding commitment, to do any of the foregoing.

Section 5.02 Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not: (a) take any action or fail to take any action which is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement.

Section 5.03 No Control of Other Party’s Business. Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI ADDITIONAL AGREEMENTS

Section 6.01 Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and preparation of the Proxy Statement and the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 and will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or the Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company, provided, however, that nothing in this Section 6.01 shall limit or preclude the Company Board or the Special Committee from effecting a Change in the Company Recommendation. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.04(d), in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or another filing by the Company with the SEC, with respect to such disclosure.

(b) Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon. Notwithstanding anything herein to the contrary, no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent, Merger Sub, or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 6.02 Company Shareholders’ Meeting.

(a) As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting (the “Record Date”); provided that, in the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company may establish a new Record Date, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the Record Date established for the Shareholders’ Meeting. Subject to Section 6.02(b), without the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), authorization and approval of this Agreement, the Plan of Merger and the Transactions, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b) Subject to this Section 6.02 and Section 6.04, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement and (ii) the Company shall use its reasonable best efforts in accordance with applicable Law and the memorandum and articles of association of the Company to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and shall take all other action necessary or advisable to secure the Requisite Company Vote. In the event that subsequent to the date hereof the Company Board makes a Change in the Company Recommendation, the Company shall not be required to convene the Shareholders’ Meeting or submit this Agreement to the holders of the Shares for authorization and approval.

(c) Notwithstanding Section 6.02(b), the Company may adjourn or postpone the Shareholders’ Meeting (i) to the extent the Special Committee determines in good faith that such adjournment or postponement is necessary or advisable to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) as otherwise required by applicable Law, (iii) if (A) the Company has received a bona fide written proposal or offer with respect to a Competing Transaction and (B) the Company Board (acting at the direction of the Special Committee) or the Special Committee determines, in its good faith judgment after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or is reasonably likely to constitute a Superior Proposal, (iv) if an Intervening Event has occurred and the Company Board (acting at the direction of the Special Committee) or the Special Committee determines, in its good faith judgment following advice by its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (v) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting. If the Shareholders’ Meeting is adjourned or postponed in accordance with the immediately preceding sentence, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter.

Section 6.03 Access to Information.

(a) From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and Section 6.18, upon reasonable advance notice in writing from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, members, accountants, consultants, financial and legal advisors, agents, financing sources (including potential sources) and other authorized representatives of Parent, collectively, “Representatives”) reasonable access during normal business hours and upon reasonable prior notice, to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b) Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to give access to or disclose any information to Parent or any of its Representatives if such access or disclosure would (i) violate any Contract entered into prior to the date of this Agreement, applicable Law or Order, (ii) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege, (iii) give a Third Party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement, or (iv) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated.

(c) All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to Section 6.18.

Section 6.04 No Solicitation of Transactions.

(a) From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, or knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or knowingly take any other action, each with the intent to induce the making of any Competing Proposal, (ii) enter into or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in connection with a Competing Proposal, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or written Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction, or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company is a party (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement and to enforce each such confidentiality, standstill and similar agreement). The Company shall notify Parent in writing, as promptly as practicable, of any Competing Proposal received by the Company, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and (y) the identity of the party making such Competing Proposal. The Company shall keep Parent informed, on a reasonably current basis of the status and terms of any such proposal or offer and of any material changes in the status and terms of any such proposal or offer (including the material terms and conditions thereof). Except as otherwise provided in this Section 6.04(a), Section 6.04(b) or Section 6.04(c), the Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, following the execution and delivery of this Agreement, cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent in accordance with this Section 6.04(a).

(b) Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of a Competing Proposal which was not obtained in material violation of Section 6.04, the Company and its Representatives may, with respect to such Competing Proposal and acting under the direction of the Special Committee:

(i) communicate with the person or group of persons who has made such Competing Proposal to clarify and understand the terms and conditions thereof and to notify such person or group of persons of the restrictions of this Section 6.04;

(ii) provide information in response to the request of the person or group of persons who has made such Competing Proposal, if prior to providing such information, the Company has received from the person or group of persons so requesting such information an executed Acceptable Confidentiality Agreement, provided that the Company shall concurrently make available to Parent any material nonpublic information concerning the Company and the Subsidiaries that is provided to any such person or group of persons and that was not previously made available to Parent or its Representatives; and/or

(iii) engage or participate in any discussions or negotiations with the person or group of persons who has made such proposal or offer;

provided that, prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) provided written notice to Parent prior to or concurrently with taking any such action.

(c) Except as set forth in Section 6.04(d) and Section 6.04(e), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend to the shareholders of the Company a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, recommend for the acceptance of such tender offer or exchange offer by the Company shareholders (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, written agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction, other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a Competing Proposal and the Company Board (acting at the direction of the Special Committee) determines, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such Competing Proposal constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board (acting at the direction of the Special Committee) or the Special Committee may effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, but only (i) if the Company shall have complied with, in all material respects, the requirements of Section 6.04(a) and Section 6.04(b) with respect to such Competing Proposal; (ii) after (A) providing at least three (3) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board or the Special Committee, as applicable, has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board (acting at the direction of the Special Committee) intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation and (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Competing Proposal would cease to constitute a Superior Proposal; provided that any material modifications to such Competing Proposal that the Company Board (acting at the direction of the Special Committee) or the Special Committee, as applicable, has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d), provided, further, that with respect to the new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a two (2) Business Day period rather than the three (3) Business Day period first described above; and (iii) following the end of such three (3) Business Day period or two (2) Business Day period (as applicable), the Company Board (acting at the direction of the Special Committee) shall have determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Competing Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e) Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board (acting at the direction of the Special Committee) or the Special Committee determines, in its good faith judgment following advice by its outside legal counsel, that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board (acting at the direction of the Special Committee) or the Special Committee may make a Change in the Company Recommendation and/or terminate this Agreement for a reason unrelated to a Competing Proposal; provided the Company has (i) provided to Parent at least three (3) Business Days’ prior written notice that it intends to take such actions and specifying in reasonable detail the facts underlying the decision by the Company Board to take such action and (ii) during such three (3) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

(f) Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.05 Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Group Companies under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any Indemnified Party (as defined below). The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner, unless such modification shall be required by applicable Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b) The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) maintained by the Company or any of its Subsidiaries covering each current or former director or officer and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the parties covered thereby, the “Indemnified Parties”) on terms no less favorable to the Indemnified Parties than those in effect as of the date hereof; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In addition, the Company may, at its option, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c) Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the BVI Companies Act or any other applicable Law, provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries.

(d) In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, the Surviving Company, or Parent, as the case may be, shall assume the obligations set forth in this Section 6.05.

(e) The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the BVI Companies Act or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies or other agreements.

Section 6.06 Notification of Certain Matters. Subject to applicable Law and the requirements of this Agreement, each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any Governmental Authority in connection with the Transactions that would have the effect of preventing or materially delaying the Merger or the Transactions;

(b) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(c) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.06(c) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure; provided, further, that the Company’s unintentional failure to give notice under this Section 6.06 shall not be deemed to be a breach of covenant under this Section 6.06.

Section 6.07 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions.

(b) Each party hereto shall, upon reasonable request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Governmental Authority (if any) in connection with the Transactions.

Section 6.08 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company, on the one hand, and the knowledge of Parent, on the other hand, threatened against such party or its directors which relate to this Agreement and the Transactions. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled, without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.09 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 6.10 Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions, except (A) as may be required by applicable Laws, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other parties before making any such public announcements, (B) that the Company shall not be required to obtain the prior agreement of Parent or Merger Sub in connection with the receipt and existence of a Competing Proposal and matters related thereto, a Change in the Company Recommendation or any action taken by the Company, the Company Board or the Special Committee permitted under Section 6.04, and (C) the Company may otherwise communicate in the ordinary course with its employees, customers, suppliers and vendors as it deems appropriate. This Section 6.10 shall terminate upon a Change in the Company Recommendation.

Section 6.11 Takeover Statutes. If any Take over Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.12 Actions Taken at Direction or Acquiescence of Founder, Parent or Merger Sub; Knowledge of Founder Parent or Merger Sub. Notwithstanding any other provision of this Agreement to the contrary, it is agreed that the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, and Parent shall not have any right to terminate this Agreement under Section 8.04 or claim damage or any other remedy at law or in equity therefor if (i) either the Founder, Parent, Merger Sub, or any of their respective Affiliates or Representatives had knowledge of such breach of or inaccuracy in such representation or warranty or covenant or agreement as of the date hereof, or (ii) such breach or alleged breach is the result of action or inaction taken by the Company at the direction, consent or acquiescence of the Founder, Parent, Merger Sub or their respective Affiliates or Representatives, regardless of whether there is any approval by or direction from the Company Board or the Special Committee.

Section 6.13 Formation of Merger Sub; Parent Vote; Obligations of Merger Sub.

(a) Promptly after the date of this Agreement, and in any event within 10 Business Days after the date hereof, Parent shall duly incorporate Merger Sub under the Laws of the British Virgin Islands. Parent shall at all times own, beneficially and on record, 100% of the outstanding equity interests of Merger Sub.

(b) Promptly after the incorporation of Merger Sub, Parent shall cause Merger Sub to execute a joinder to this Agreement in the form attached as Annex C to this Agreement (the “Merger Sub Joinder”).

(c) Prior to or concurrently with the execution and delivery of the Merger Sub Joinder, Parent, in its capacity as the sole shareholder of Merger Sub, will execute and deliver to the Company a written consent adopting this Agreement in accordance with the BVI Companies Act.

(d) Parent will take all actions necessary to (i) cause Merger Sub to perform when due its obligations under this Agreement and to consummate the Merger pursuant to the terms and subject to the conditions set forth in this Agreement and (ii) ensure that Merger Sub from its formation through the Effective Time shall not conduct any business, incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

(e) Any breach of any provision of this Section 6.13 will be deemed a material breach by Parent that will give rise to the Company’s right to terminate this Agreement pursuant to Section 8.03(a).

Section 6.14 No Amendment to Parent Group Contracts or Certain Other Documents. Without the prior written consent of the Special Committee (acting on behalf of the Company), Parent and Merger Sub shall not, and shall cause the members of the Parent Group not to, enter into any Contract or amend, modify, withdraw or terminate any Contract or waive any rights relating to the Transactions.

Section 6.15 Voting. At the Shareholders’ Meeting or any other meeting (whether annual or special) of the shareholders of the Company, however called, at which the Requisite Company Vote is sought or a vote, consent or other approval with respect to this Agreement, the Plan of Merger or the Transactions is to be considered (and any adjournment or postponement thereof), or in connection with any written resolution of the Company’s shareholders with respect to the foregoing matters, each of Parent and Merger Sub hereby irrevocably and unconditionally agrees that it shall, and shall cause its Affiliates (other than Group Company) to, (i) in the case of a meeting, appear or cause its representative(s) to appear, at such meeting or otherwise cause its Shares to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote or cause to be voted (including by proxy or written resolution, if applicable) all of the Shares held or beneficially owned directly or indirectly by them and their respective Affiliates in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and in favor of any adjournment or postponement of the Shareholders’ Meeting or other annual or special meeting of the shareholders of the Company, as may be reasonably requested by the Special Committee in order to consummate the Transactions, including the Merger.

Section 6.16 Restrictions on Transfers. Each of Parent and Merger Sub hereby agrees that, from the date hereof until the Effective Time or the termination of this Agreement pursuant to Article VIII, except to the extent previously approved by the Special Committee in writing, it shall not, and shall cause each of its Affiliates not to, directly or indirectly, (a) sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or otherwise similarly dispose of (by merger, testamentary disposition, operation of law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any Shares or ADS, or any interest therein, or with respect to any limitation on voting right of any Shares, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Shares or ADS (any such transaction, a “Derivative Transaction”), (b) deposit any Shares (including Shares represented by ADSs) into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) take any action that would make any representation or warranty of Parent or Merger Sub set forth in this Agreement untrue or incorrect or have the effect of preventing or delaying it from performing any of its obligations under this Agreement or that is intended, or would reasonably be expected, to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other Transactions or the performance by the Company of its obligations under this Agreement or by Parent or Merger Sub of its obligations under this Agreement, (d) exercise, convert or exchange, or take any action that would result in the exercise, conversion or exchange, of any Shares or ADS, or (e) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a) through (d). Any purported Transfer or Derivative Transaction in violation of this Section 6.16 shall be null and void.

Section 6.17 Deposit. Prior to or contemporaneously with the execution of this Agreement, Parent shall have deposited or caused to be deposited the Deposit Amount into China Wheel Limited (“Deposit Sub”), a wholly owned Subsidiary of the Company (the “Deposit”). Any amounts (including the applicable Parent Termination Fee) payable by Parent pursuant to Article VIII shall first be paid out of the Deposit Amount.

(b) The Company shall have the sole and exclusive control over the Deposit from the date hereof until the earliest of the occurrence, if any, of (a) the Effective Time, (b) payment of the applicable amount of Parent Termination Fee; and (c) the date of a final, non-appealable decision of a court or arbitral tribunal of competent jurisdiction that no amount (including any portion of the Parent Termination Fee) is due and payable by Parent or Merger Sub to the Company under this Agreement (such period, the “Undertaking Period”). Upon the earliest occurrence of any event described in the immediately preceding sentence, any proceeds remaining in the Deposit Amount (to the extent that they were not retained for the purposes of the settlement of the applicable amount of the Parent Termination Fee) shall be released to Parent promptly following its written request.

(c) During the Undertaking Period, none of Parent, Merger Sub or their Affiliates (other than the Company) shall receive or be entitled to any portion of the Deposit or, directly or indirectly, cause or permit the Company or any of its Subsidiaries (including the Deposit Sub) to pay, distribute, convey, transfer or assign, whether by way of repayment of debt, dividend, distribution of capital or other distribution or otherwise, any portion of the Deposit to Parent, Merger Sub, any of their Affiliates or any other Person.

(d) Following the termination of this Agreement in circumstances in which the Company is entitled to receive the Parent Termination Fee, (i) the Deposit Sub shall be entitled to retain the Deposit Amount or if the Parent Termination Fee is less than the Deposit Amount, the portion of the Deposit Amount equal to the amount of Parent Termination Fee (such amount Deposit Sub is entitled to retain, the “Parent Termination Fee Deposit Amount”) for the benefit of the Company as full or partial satisfaction of Parent’s obligation to pay the Parent Termination Fee, and Parent and Merger Sub shall ensure that the amount of indebtedness (if any) equal to the amount of Parent Termination Fee owed by the Deposit Sub to Parent or any other Person by reason of the Deposit shall be deemed satisfied and discharged in full, (ii) any proceeds remaining in the Deposit Amount (to the extent that they were not retained for the purposes of the settlement of the applicable amount of the Parent Termination Fee) shall be released to Parent or its designee promptly following Parent’s written request, (iii) each of Parent and Merger Sub shall not, and shall cause their respective Affiliates not to, cause or permit the Company or any of its Subsidiaries (including the Deposit Sub) to pay, distribute, convey, transfer or assign, whether by way of repayment of debt, dividend, distribution of capital or other distribution or otherwise, all or any portion of the Parent Termination Fee Deposit Amount to Parent, Merger Sub, any of their Affiliates or any other Person (other than the Company and its Subsidiaries); and (iv) in the event that the Company makes distributions, whether by way of dividend, distribution of capital or other distribution or otherwise, to its equity holders up to a cumulative amount equal to the Parent Termination Fee, Parent, Merger Sub and their Affiliates (x) shall have no right to any such distributions; and (y) hereby irrevocably and permanently convey, transfer and assign to the other shareholders of the Company all of its and their rights (whether arising under contracts or otherwise at Law, in equity or otherwise) to receive any portion of such distribution (such amount of distribution Parent, Merger Sub and their Affiliates are otherwise entitled to receive, the “Parent Entitled Distribution”), and the Company shall, and shall be entitled to, distribute the Parent Entitled Distribution to the other shareholders of the Company. Parent and Merger Sub shall, and shall cause their Affiliates to, take all actions necessary to give effect to this Section 6.17.

Section 6.18 Confidentiality. Each of Parent, Merger Sub, and their respective Affiliates agrees that Confidential Information has been made available in connection with the Transactions. Each of Parent, Merger Sub, and their respective Affiliates agrees that it shall use, and that it shall cause any person to whom Confidential Information is disclosed pursuant to this Section 6.18 to use, the Confidential Information only in connection with the Transactions and not for any other purpose. Each of Parent, Merger Sub, and their respective Affiliates further acknowledges and agrees that it shall not disclose any Confidential Information to any person, except that Confidential Information may be disclosed (i) to the extent required by the applicable Laws; provided that such party agrees to give the Company prompt notice of such request(s) so that the Company may seek an appropriate protective order or similar relief (and such party shall cooperate with such efforts by the Company, and shall in any event make only the minimum disclosure required by such applicable Laws); or (ii) if the prior written consent of the Company Board or the Special Committee shall have been obtained.

“Confidential Information” means any information concerning this Agreement or the Transactions and any information concerning the Company and its Subsidiaries, or the financial condition, business, operations, investment or prospects of the Company and its Subsidiaries, in the possession of or furnished to Parent, Merger Sub, or their respective Affiliates and Representatives; provided that the term “Confidential Information” does not include information that is or becomes generally available to the public other than as a result of a disclosure by the recipient or any of its Representatives in violation of this Section 6.18, that was available to such recipient on a non-confidential basis prior to its disclosure to such recipient or its Representatives by the Company or becomes available to such recipient on a non-confidential basis from a source other than the Company after the disclosure of such information to such party or its Representatives by the Company, which source is not known to be bound by a confidentiality agreement with (or other confidentiality obligation to) the Company or another person.

ARTICLE VII CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a) Shareholder Approval. This Agreement, the Plan of Merger and the Transactions, shall have been authorized and approved by the Requisite Company Vote.

(b) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect, that has the effect of enjoining, restraining or prohibiting the consummation of the Merger.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03(a) and Section 3.04(a), the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct does not, and would not be reasonably expected to, have a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.04(a) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.03(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(d).

(d) No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and is continuing.

Section 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, has not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions or otherwise have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04 Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII TERMINATION

Section 8.01 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting at the direction of the Special Committee).

Section 8.02 Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (acting at the direction of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a) the Effective Time shall not have occurred on or before July 19, 2022 (the “Termination Date”); or

(b) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order which has the effect of preventing or prohibiting consummation of the Merger; or

(c) the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date or the applicable condition(s) being satisfied.

Section 8.03 Termination by the Company. This Agreement may be terminated by the Company (acting at the direction of the Special Committee) at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02;

(b) (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within three (3) Business Days following the date on which the foregoing notice is delivered to Parent or Merger Sub;

(c) prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting at the direction of the Special Committee) or the Special Committee has authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement in all material respects and (B) complied with Section 8.06 and pays the Company Termination Fee concurrently with or promptly after taking any action pursuant to this Section 8.03(c); or

(d) pursuant to Section 6.04(e).

Section 8.04 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03; or

(b) the Company Board or the Special Committee (in accordance with Section 9.12) shall have effected a Change in the Company Recommendation other than a Change in the Company Recommendation relating to an Intervening Event pursuant to Section 6.04(e).

Section 8.05 Effect of Termination. In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Section 6.03(c), Section 6.10, Section 6.17, Section 6.18, Article VIII and IX shall survive any termination of this Agreement.

Section 8.06 Termination Fee and Expenses.

(a) In the event that:

(i) (A) a Competing Proposal relating to a Competing Transaction shall have been publicly made or proposed (and not withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), (C) neither Parent nor Merger Sub shall have materially breached any of its representations, warranties or covenants under this Agreement, and (D) within 12 months after the termination of this Agreement, the Company consummates any Competing Transaction, or enters into a definitive agreement in connection with, any Competing Transaction with a Third Party that was later consummated, in each case that is the same Competing Transaction as the one referred to in clause (A) (provided that, for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “100%”); or

(ii) this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(c),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount equal to US$840,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible after such termination in the case of a termination referred to in clauses (ii) and (iii) above, and promptly following the consummation of a Competing Transaction, in the case of a termination referred to in clause (i) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Parent will pay, or cause to be paid, to the Company or one or more designees of the Company (i) an amount equal to US$1,670,000 if this Agreement is terminated by the Company pursuant to Section 8.03(a) or (ii) the aggregate Merger Consideration, if this Agreement is terminated by the Company pursuant to Section 8.03(b) (as applicable, the “Parent Termination Fee”), such payment to be made out of the Deposit Amount as promptly as possible (but in any event within two (2) Business Days) following such termination; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c) Except as set forth in Section 8.06(d), all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 2.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(f) Subject to Section 9.08, the Company’s right to (i) terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and (ii) receive reimbursement and interest pursuant to Section 8.06(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, and the Founder, and (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, shareholders/stockholders, successors or assignees of Parent, Merger Sub, and the Founder, (clauses (A) and (B) of this Section 8.06(f), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt and subject to Section 9.08, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the costs and expenses under Section 8.06(d), and in no event shall any Group Company and any of their former, current and future direct or indirect holders of any equity, any general or limited partnership or limited liability company interest, any controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, shareholders/stockholders, successors or assignees (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and Section 8.06(d).

(g) Subject to Section 9.08, the Parent’s right to (i) terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) and (ii) receive reimbursement and interest pursuant to Section 8.06(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Parent Group and all members of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt and subject to Section 9.08, neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses under Section 8.06(d), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d).

(h) Notwithstanding anything to the contrary in this Agreement or the other transaction documents relating to the Transactions (together with this Agreement, the “Transaction Documents”), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Company Group collectively (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Company Termination Fee, if any, due and owing to Parent pursuant to Section 8.06(a) or and (ii) the amounts, if any, due and owing under Section 8.06(d).

ARTICLE IX GENERAL PROVISIONS

Section 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.03(c), Section 6.05, Section 6.10, Section 6.18, Article VIII and Article IX.

Section 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

No. 1608, North Circle Road State Highway,

Xiangcheng District, Zhangzhou,

Fujian Province, 363000, P.R.C.

Attention: Mr. Jianhui Lai

Tel +86 596 2600 308

Email: jh.lai@zenixauto.com

with copies to (which shall not constitute notice):

Zhong Lun Law Firm

6/10/11/16/17F, Two IFC,

8 Century Avenue, Pudong New Area

Shanghai, 200120, P.R.C.

Attention: Yudong Zhao, Esq.

Tel +86 21 6061 3006

Fax +86 21 6061 3555

Email: stevezhao@zhonglun.com

if to the Company:

China Zenix Auto International Limited

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Attention: Mr. Zhiyun Liu

Tel +86 596 2600 308

Email: zy.liu@zenixauto.com

with copies to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Fang Xue, Esq.

Tel +86 10 6502 8687

Fax +86 10 6502 8510

Email: fxue@gibsondunn.com

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Qi Yue, Esq.

Tel +86 10 6502 8534

Fax +86 10 6502 8510

Email: qyue@gibsondunn.com

if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Fang Xue, Esq.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

Email: fxue@gibsondunn.com

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Qi Yue, Esq.

Tel +86 10 6502 8534

Fax +86 10 6502 8510

Email: qyue@gibsondunn.com

Section 9.03 Certain Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in Section 6.14; provided that such agreement and any related agreements (i) need not contain “standstill” provisions and (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Active Subsidiary” means each Subsidiary of the Company other than a Subsidiary which (i) accounted for less than ten percent (10%) of the net revenue or total operating expenses of the Group Companies on a consolidated basis for the year ended December 31, 2020, (ii) does not own, legally or beneficially, any material assets (including any Indebtedness owed to it), and (iii) is not subject to any material liabilities.

“Affiliate” of a specified person means (i) a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person and (ii) with respect to any natural person, the term “Affiliate” shall also include any member of the immediate family of such natural person, provided that (x) Parent, Merger Sub, Founder and their respective Affiliates (excluding the Group Companies) shall not be deemed to be Affiliates of the Company and/or its Subsidiaries, and vice versa, and (y) the Founder and their respective Affiliates shall be deemed to be Affiliates of either Parent or Merger Sub.

“beneficial owner” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong, the British Virgin Islands or Beijing, PRC.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect (“Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that no Effects arising out of, relating to or resulting from any of the following shall, either alone or in combination, constitute or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19), epidemic or other public health crisis, or other force majeure events or other comparable events or outbreaks, (ii) changes in Laws, IFRS or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates, (v) any failure, in and of itself, of the Company and its Subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition) (vi) any announcement, disclosure, pendency or consummation of the Transactions or the identify of Parent or its Affiliates, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company or the initiation of litigation or any other legal proceeding relating to this Agreement or the Transactions, (vii) any action taken by the Company or any of its Subsidiaries at the request or with the consent of Parent, Merger Sub, the Founder, or any of their respective Affiliates or contemplated by this Agreement, (viii) any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Company (on their own behalf or on behalf of the Company) for breaches of fiduciary duties, violations of the securities Laws or otherwise in connection with this Agreement or the Transactions, (ix) the failure by the Company or any of its Subsidiaries to take any action at the request or consent of Parent, Merger Sub, the Founder, or any of their respective Affiliates or that is prohibited by this Agreement, or (x) any breach of this Agreement or other document relating to the Transaction by Parent, Merger Sub, the Founder, or any of their respective Affiliates; except, in the case of clause (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Competing Proposal” means any bona fide written offer, proposal, or indication of interest (other than an offer, proposal, or indication of interest by Parent) constituting or may reasonably be expected to lead to a Competing Transaction.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole, other than any such transaction in the ordinary course of business; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 20% or more of any class of Equity Securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of Equity Securities of the Company.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Deposit Amount” means US$14,500,000.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Excluded Shares” means, collectively, (i) Shares (including ADS corresponding to such Shares) held by Parent, Merger Sub and any of their respective Affiliates; (ii) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan and (iii) Shares beneficially owned by the Company or any of its Subsidiaries (or held in the Company’s treasury).

“Founder” means Mr. Lai Jianhui.

“Group Company” means any of the Company and its Subsidiaries.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments and (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, provided that in no event will Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business.

“Intellectual Property” means all rights (to the extent protected under applicable Law), anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; and (e) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(d).

“Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, that (i) is unknown by the Special Committee as of or prior to the date hereof and (ii) occurs, arises or becomes known to the Company Board or the Special Committee after the date hereof and on or prior to the receipt of the Requisite Company Vote; provided that the receipt by the Company of a Competing Transaction or Superior Proposal will not be deemed to constitute an Intervening Event.

“knowledge” means, with respect to the Company, the actual knowledge of the members of the Special Committee, and with respect to any other party hereto, the knowledge of any director, officer or beneficial owner of such party, in each case, after due inquiry.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Permitted Encumbrances” mean a) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (b) mechanics’, carriers’, workmen’s, repairmen’s, material men’s or other Liens or security interests arising or incurred in the ordinary course of business; (c) leases (other than capital leases and leases underlying sale and leaseback transactions); (d) Liens imposed by applicable Law; (e) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business, (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (i) non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (j) standard survey and title exceptions; (k) Liens securing Indebtedness, obligations or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date hereof; (l) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities; and (m) any other Liens that would not have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Requisite Company Vote” means the affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least a majority of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting or any adjournment or postponement thereof.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the management of the Company, provided, however, that solely if the existing Special Committee no longer exists after the date of this Agreement or is otherwise altered by the Company Board, it shall mean any other special committee established by the Company Board composed solely of independent directors who are (i) not affiliated with Parent or Merger Sub and (ii) not members of the Company’s management.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, or (c) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with IFRS.

“Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction (provided, that each reference to “20%” in the definition of “Competing Transaction” should be replaced with “50%”) that the Company Board (acting at the direction of the Special Committee) determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel), taking into account all legal, financial and regulatory, and other aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company’s shareholders (other than Parent, Merger Sub, and their respective Affiliates); provided that no offer or proposal shall be deemed to be a “Superior Proposal” if the receipt of any financing required to consummate the transaction contemplated by such offer or proposal is a condition to the consummation of such transaction.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, share, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 3.10
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Articles of Merger	Section 1.03
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Damages	Section 6.05(c)
Deposit Agreement	Section 2.05
Deposit Sub	Section 6.17(a)

Defined Term	Location of Definition
Depositary	Section 2.05
Derivative Transaction	Section 6.16
Dissenter Rights	Section 2.02(a)
Dissenting Shareholder	Section 2.02(a)
Dissenting Shares	Section 2.02(a)
Effective Time	Section 1.03
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.03(a)
Financial Advisor	Section 3.04(c)
Governmental Authority	Section 3.05(b)
HKIAC	Section 9.09(b)
IFRS	Section 3.07(b)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Leased Real Property	Section 3.13(b)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.16(a)
Merger	Recitals
Merger Consideration	Section 2.03(a)
Merger Sub	Recitals
Merger Sub Joinder	Section 6.13(b)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Parent Entitled Distribution	Section 6.17(d)
Owned Real Property	Section 3.13(a)
Parent	Preamble
Parent Group	Section 8.06(f)
Parent Termination Fee	Section 8.06(b)
Parent Termination Fee Deposit Amount	Section 6.17(d)
Paying Agent	Section 2.03(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01
Record Date	Section 6.02(a)
Registrar of Companies	Section 1.03
Representatives	Section 6.03(a)
Schedule 13E-3	Section 6.01(a)
SEC	Section 3.05(b)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.03(b)
Shares	Section 2.01(a)
Superior Proposal Notice Period	Section 6.04(d)
Surviving Company	Section 1.01
Takeover Statute	Section 3.18
Termination Date	Section 8.02(a)

Defined Term	Location of Definition
Transactions	Recitals
Transfer	Section 6.16
Unaffiliated Holders of ADSs	Section 3.04(c)
Unaffiliated Holders of Shares	Section 3.04(c)
Uncertificated Shares	Section 2.03(b)
Undertaking Period	Section 6.17(a)

Section 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05 Interpretation. When a reference is made in this Agreement to a Section, Article, Annex, Schedule or Exhibit such reference shall be to a Section, Article, Annex, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex, Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Annex, Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annex, Schedule and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and any rules and regulations promulgated thereunder and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06 Entire Agreement; Assignment. This Agreement (including the Annexes, Exhibits and Schedules hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (i) any wholly-owned Subsidiary of Parent by prior written notice to the Company, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 6.17(d), Section 8.06(f) and Section 8.06(g) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for Section 6.17(d).

Section 9.08 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent or Merger Sub, on the one hand, or the Company (acting at the direction of the Special Committee), on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b) Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

Section 9.09 Governing Law; Dispute Resolution.

(a) This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the British Virgin Islands: the Merger, the vesting of the undertaking, property and liabilities of the Company in the Surviving Company, the cancellation of any Shares, the issuance of any ordinary shares of the Surviving Company, the rights provided for in Section 179 of the BVI Companies Act with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of the Parent and the internal corporate affairs of the Company.

(b) In the event any dispute arises among the parties out of or in relation to this Agreement, including any dispute regarding its existence, interpretation, performance, breach, termination or validity, the parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any party has served written notice on the other parties requesting the commencement of such consultations, then any party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9.09(b). The arbitration shall be conducted by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three (3) arbitrators. One (1) arbitrator shall be nominated by the Company and one (1) arbitrator shall be nominated by Parent. If either the Company or Parent shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two (2) arbitrators so chosen shall select a third (3rd) arbitrator; provided that if such two (2) arbitrators shall fail to choose a third (3rd) arbitrator within thirty (30) days after such two (2) arbitrators have been selected, the HKIAC, upon the request of any party, shall appoint a third (3rd) arbitrator. The third (3rd) arbitrator shall be the presiding arbitrator. The parties agree that any arbitration award rendered in accordance with the provisions of this Section shall be final and binding upon them, and the parties further agree that such award may be enforced by any court having jurisdiction over the party against which the award has been rendered or the assets of such party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the parties pursuant to or relating to this Agreement, each party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

Section 9.10 Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (acting at the direction of the Special Committee); provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would require further approval by the shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11 Waiver. At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (acting at the direction of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding any other provision in this Agreement to the contrary, the consent or waiver of Founder shall also be deemed the consent or waiver of Parent and Merger Sub for all purposes of this Agreement.

Section 9.12 Special Committee Approval. Subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Company Board under or with respect to this Agreement shall be made or taken at the direction and upon the approval of, and only at the direction and upon the approval of the Special Committee. Any action or litigation by the Company in relation to or arising out of this Agreement shall be pursued only at the direction and upon approval of the Special Committee.

Section 9.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

By:
Name:
Title:

NEWRACE LIMITED

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [●], 2021.

BETWEEN

(1) [Newrace Mergersub Limited], a company limited by shares incorporated under the laws of the British Virgin Islands on [●] 2021, with its registered office situated at Floor 4, Banco Popular Building, PO Box 4467, Road Town, Tortola VG-1110, British Virgin Islands (“Merger Sub”); and

(2) China Zenix Auto International Limited, a company limited by shares incorporated under the laws of the British Virgin Islands on [●], with its registered office situated at [●] (the “Company” or the “Surviving Company” and together with Parent, the “Constituent Companies”).

WHEREAS

(a) Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [●], 2021 among Newrace Limited, Merger Sub and the Company, a copy of which is attached as Appendix to this Plan of Merger and under the provisions of Part IX of the British Virgin Islands Business Companies Act, 2004, as amended (the “Companies Act”), pursuant to which Merger Sub will cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b) This Plan of Merger is made in accordance with Section 170 of the Companies Act.

(c) Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

IT IS AGREED

CONSTITUENT COMPANIES

1. The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2. The surviving company (as defined in the Companies Act) shall be the Surviving Company which shall continue to be named China Zenix Auto International Limited.

REGISTERED OFFICE

3. The Surviving Company shall have its registered office at [Floor 4, Banco Popular Building, PO Box 4467, Road Town, Tortola VG-1110, British Virgin Islands].

AUTHORISED AND ISSUED SHARE CAPITAL

4. Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share, of which [one] share has been issued.

5. Immediately prior to the Effective Date the authorized share capital of the Company was US$[●] divided into [●] ordinary shares of US$0.0001 par value per share, of which [insert number] ordinary shares have been issued fully paid.

6. On the Effective Date, the authorized share capital of the Surviving Company shall be US$[●] divided into [●] ordinary shares of US$[0.02] par value per share of which [●] share[s] shall be in issue credited as fully paid.

7. On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a) Each Share issued and outstanding immediately prior to the Effective Date (other than the Excluded Shares, the Dissenting Shares, Shares represented by ADSs) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration.

(b) Each ADS issued and outstanding immediately prior to the Effective Date (other than ADSs representing or that are Excluded Shares), and each Share represented by such ADSs, shall be cancelled in exchange for the right to receive the Per ADS Merger Consideration.

(c) Each of the Excluded Shares and ADSs representing Excluded Shares, in each case issued and outstanding immediately prior to the Effective Date, shall be cancelled without payment of any consideration or distribution therefor.

(d) Each of the Dissenting Shares shall be cancelled in exchange for payment of the fair value of the Dissenting Shares resulting from the procedure in section 179 of the Companies Act.

(e) Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into one (1) validly issued, fully paid and non-assessable ordinary share, par value US$[●] per share, of the Surviving Company.

8. On the Effective Date, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9. The Merger shall take effect on [●] (the “Effective Date”).

PROPERTY

10. On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11. The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12. There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13. The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[●]	[●]

SECURED CREDITORS

14. (a) Merger Sub has no other secured creditors and has not granted any fixed or floating security interests as at the date of this Plan of Merger; and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15. This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Date.

APPROVAL AND AUTHORIZATION

16. This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to Section 170 of the Companies Act.

17. This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to Section 170 of the Companies Act.

COUNTERPARTS

18. This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19. This Plan of Merger shall be governed by and construed in accordance with the laws of the British Virgin Islands.

For and on behalf of [Newrace Mergersub Limited]:

[Name]
Director

For and on behalf of China Zenix Auto International Limited:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

Annex B

Articles of Merger

Territory of The British Virgin Islands

The BVI Business Companies Act, 2004 (as amended)

ARTICLES OF MERGER

These Articles of Merger entered into on [●], 2021:

BETWEEN

(1) Newrace Mergersub Limited, a business company incorporated under the laws of the British Virgin Islands on [*], 2021, with its registered office situate at [*], British Virgin Islands (“Merger Sub”); and

(2) China Zenix Auto International Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands on July 11, 2008, with its principal executive offices situated at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China (the “Company” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WITNESSETH

1 The parties hereto do hereby adopt the Plan of Merger a copy of which is attached at Schedule [*] hereto (the “Plan of Merger”) to the intent that the merger shall be effective on [*], 2021 (the “Effective Time”).

2 The Memorandum and Articles of Association of the Surviving Company were registered with the Registrar of Companies in the British Virgin Islands on 3 May, 2011.

3 The Memorandum and Articles of Association of the Merger Sub were registered with the Registrar of Companies in the British Virgin Islands on [*], 2021.

4 The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company were approved for both the Surviving Company and the Merger Sub by Resolutions of Directors respectively dated [*], 2021 [and [*], 2021].

5 The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company was approved for both the Surviving Company and the Merger Sub by resolutions of Members, respectively dated [*], 2021 [and [*], 2021].

6 The Merger Sub and the Surviving Company have complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the Effective Time.

7 The name of the Surviving Company upon the consummation and effectiveness of this Merger shall remain unchanged.

8 The Memorandum and Articles of Association of the Surviving Company shall be amended and restated in the form attached hereto as Appendix B to the Plan of Merger as approved by the resolutions as set out above.

In witness whereof the parties hereto have caused these Articles of Merger to be executed on this [*], 2021.

For and on behalf of

Newrace Mergersub Limited

[Name]

Director

For and on behalf of

China Zenix Auto International Limited

[Name]

Director

Annex C

JOINDER TO

AGREEMENT AND PLAN OF MERGER

[●], 2021

This Joinder to Agreement and Plan of Merger (this “Joinder”), dated as of [●], 2021, is being executed and delivered by [            ], a company limited by shares incorporated under the laws of the British Virgin Islands (“Merger Sub”), to Newrace Limited, a company limited by shares incorporated under the Laws of the British Virgin Islands (“Parent”) and China Zenix Auto International Limited, a company limited by shares incorporated under the Law of the British Virgin Islands (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October [19], 2021, between Parent and the Company.

WHEREAS, the Merger Agreement contemplates that certain transactions, including the Merger, will be effected by a wholly owned Subsidiary of Parent that was not in existence at the time of the execution of the Merger Agreement and was to be incorporated by Parent after the date of the Merger Agreement;

WHEREAS, on [●], 2021, Merger Sub was incorporated as a wholly owned subsidiary of Parent; and

WHEREAS, in order to effect the Merger Agreement and the transactions contemplated thereby, including the Merger, Merger Sub desires to become party to the Merger Agreement and to agree to be bound to the covenants, obligations, terms and provisions of the Merger Agreement applicable to Merger Sub.

NOW THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in the Merger Agreement, Merger Sub, by executing this Joinder, irrevocably agrees to join and become a party to the Merger Agreement and be bound by and comply with the covenants, obligations, terms and provisions of the Merger Agreement, to the extent applicable to Merger Sub. Section 9.09 of the Merger Agreement is hereby incorporated herein by reference, mutatis mutandis, and shall govern the terms of this Joinder.

[Signature Page Follows]

[ ]

By:
Name:
Title: